Exhibit 99.1

DIVIDEND DECLARATION - Wheaton Precious Metals Announces Quarterly Dividend

VANCOUVER, BC, Nov. 5, 2026 /CNW/ -- Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its Board of Directors has declared its fourth quarterly cash dividend payment for 2026 of US$0.195 per common share, an 18% increase from the fourth quarterly cash dividend declared in 2025.

The fourth quarterly cash dividend for 2026 will be paid to holders of record of Wheaton common shares as of the close of business on November 19, 2026, and will be distributed on or about December 3, 2026. The ex-dividend trading date is November 19, 2026.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at the Average Market Price, as defined in the DRIP, without a discount.

The Company may, from time to time, in its discretion, apply, change or eliminate any discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP enrollment forms, including direct deposit, are available for download on the Company's website at www.wheatonpm.com, in the 'Investors' section under the 'Shareholder information' and 'Dividends' tabs.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to future dividends. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2025 filed March 31, 2026 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2025, available on SEDAR+ and in Wheaton's Form 6-K to filed March 12, 2026. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that estimations of future production from the mining operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and royalty agreements, and that Wheaton's assessment of taxes payable is accurate.

View original content:https://www.prnewswire.com/news-releases/dividend-declaration---wheaton-precious-metals-announces-quarterly-dividend-302931283.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2026/05/c9213.html

%CIK: 0001323404

For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 05-NOV-26